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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-17f-1

Certificate of Accounting of Securities and Similar
Investments of a Management Investment Company
in the Custody of Members of
National Securities Exchanges

Pursuant to Rule 17f-1 [17 CFR 270.17f-1]

1.	Investment Company Act File Number:			Date examination completed:

	811-22680			5/31/2017
2.	State identification Number:

	AL	AK	AZ	AR	CA	CO
	CT	DE	DC	FL	GA	HI
	ID	IL	IN	IA	KS	KY
	LA	ME	MD	MA	MI	MN
	MS	MO	MT	NE	NV	NH
	NJ	NM	NY	NC	ND	OH
	OK	OR	PA	RI	SC	SD
	TN	TX	UT	VT	VA	WA
	WV	WI	WY	PUERTO RICO
Other (specify):
3.	Exact name of investment company as specified in registration statement:

Stralem Equity Fund, a series of Ultimus Managers Trust
4.	Address of principal executive office (number, street, city, state, zip code):

225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246

June 30, 2017

Cohen & Company, Ltd.
1350 Euclid Ave, Suite 800
Cleveland, OH 44115

In connection with your examination of management's assertion included in the Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that Stralem Equity Fund (the "Fund"), a series of Ultimus Managers Trust, complied with the requirements of subsections (b)(l) and (b)(6) of Rule 17f-1 "Custody of Securities with Members of National Securities Exchanges," of the Investment Company Act of 1940 as of May 31, 2017 and for the period from April 30, 2017 (the date of the last examination), through May 31, 2017, for the purpose of expressing an opinion that the Fund's assertions are fairly stated, in all material respects, we confirm, to the best of our knowledge and belief, the following representations made to you during the course of your examination.

1.
We are responsible for the Fund's compliance with the provisions of Rule 17f-1of the Investment Company Act of 1940 and for our assertion that the Fund is in compliance with the above- mentioned rules for the period from April 30, 2017 (the date of the last examination), through May 31, 2017.

2.	We are responsible for establishing and maintaining effective internal control over compliance.

3.
We have performed an evaluation of the Fund's compliance with the requirements of subsections (b)(l) and (b)(6) of Rule 17f-1 as of May 31, 2017, and for the period from April 30, 2017 (the date of the last examination), through May 31, 2017.

4.
We have disclosed to you all known noncompliance with the requirements of subsections (b)(l) and (b)(6) of Rule 17f-1 as of May 31, 2017, and for the period from April 30, 2017 (the date of the last examination), through May 31, 2017, including any noncompliance occurring from May 31, 2017, through the date of this letter.

5.	We have disclosed to you all events subsequent through the date of this letter that would have a material effect on your examination of our assertion.

6.	We have made available to you all records relevant to your examination of our assertion.

7.	We have responded fully to all inquiries made to us by you during the examination.

8.	We intend to distribute your report only to the Board of Trustees, management and the Securities and Exchange Commission.

David R. Carson, Principal Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees of Ultimus Managers Trust

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that Stralem Equity Fund (the “Fund”), a series of Ultimus Managers Trust, complied with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 under the Investment Company Act of 1940 as of May 31, 2017. Management is responsible for the Fund’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Fund’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of May 31, 2017, and with respect to security purchases and sales, for the period from April 30, 2017 (the date of the last examination), through May 31, 2017:

•	Confirmation of all securities held by institutions in book entry form at Pershing LLC (the “Custodian”), without prior notice to management.

•	Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, or transfer agents

•	Reconciliation of all such securities to the books and records of the Fund and Custodian

•
Performed a roll-forward of security shares and cost from the books and records of the Fund, from April 30, 2017 (date of last examination) through May 31, 2017, noting no purchases or sales transactions had occurred during the period.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund’s compliance with specified requirements.

In our opinion, management’s assertion that the Fund complied with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 of the Investment Company Act of 1940 as of May 31, 2017, with respect to securities reflected in the investment accounts of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Ultimus Managers Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

COHEN & COMPANY, LTD.
Cleveland, Ohio
June 30, 2017